Exhibit 1.01

DST Systems, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2015

Introduction

DST Systems, Inc. is a global provider of technology-based information processing and servicing solutions. References below to “DST”, “the Company,” “we,” “us” and “our” may refer to DST Systems, Inc. exclusively or to one or more of our subsidiaries. We provide business solutions through a unique blend of industry knowledge and experience, technological expertise and service excellence to clients in the asset management, brokerage, retirement, healthcare and other markets.

This Conflict Minerals Report for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Pursuant to the Rule, if an SEC registrant manufactures or contracts to manufacture products containing cassiterite (tin), columbite-tantalite (tantalum), gold, and wolframite (tungsten) (collectively, “Conflict Minerals”), and the Conflict Minerals are necessary to such product’s functionality or production, the Rule requires that the registrant undertake a reasonable country of origin inquiry. If, as a result of the reasonable country of origin inquiry, the registrant knows or has reason to believe that any Conflict Minerals originated in the Democratic Republic of Congo or an adjoining country as defined in the Conflict Minerals Rule (the “Covered Countries”), and are not from recycled or scrap sources, the registrant must exercise due diligence on the source and chain of custody of such minerals.

The Company’s due diligence process is described below and is based on methodology and policies in accordance with Annex 1 - Five Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain from the Organization for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”).

RESONABLE COUNTRY OF ORIGIN INQUIRY

We have adopted and included within our Supplier Guidelines a policy governing the supply chain of minerals originating from conflict-affected or high-risk areas, which provides that we encourage our suppliers of components that we use in products which we may be considered to “manufacture” or “contract to manufacture” to come from sources that are deemed to be considered “DRC conflict free”.

We conducted an analysis of our products and determined that tungsten can be found in our products and is necessary to the functionality or production of those products.  Therefore, we may be considered to be subject to the reporting obligation of Rule 13p-1.
We conducted a survey of our suppliers using a template developed the Electronics Industry Citizenship Coalition and the Global e-Sustainability Initiative, known as the Conflict Minerals Reporting Template.  The template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.  It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use.  In addition, the template contains questions about the origin of the conflict minerals included in their products, as well as supplier due diligence.
Despite having conducted a good faith reasonable country of origin inquiry and due diligence process, we currently do not have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals.  Therefore, we cannot exclude the possibility that some of the conflict minerals contained in our products may have originated in the Democratic Republic of the Congo or any of the adjoining countries and are not from recycled or scrap sources.
Using our supply chain due diligence process, we hope to further develop transparency in our supply chain.

DUE DILIGENCE PROGRAM

1.	Establish strong company management systems.

DST has in place, and continues to develop, due diligence measures so that we may disclose use of “conflict minerals”, as required by law, in our products that may be considered that we “manufacture” or “contract to manufacture”. These requirements and obligations are carried out by DST’s Procurement Team and included in the team’s procedures.

2.	Steps taken to identify risks in the supply chain.

For calendar year 2015, DST followed an approach for risk-based due diligence consistent with the OECD Framework. Specifically, DST followed the process set forth below to determine the use, source and origin of conflict minerals, if any, in its product portfolio across our businesses:

•	We evaluated all our businesses and determined that products may be deemed to be manufactured within our Customer Communications segment.

•	In cases where we identified that a Conflict Mineral may have been included in the product, we evaluated whether that mineral is “necessary for the functionality or production” of the product.

3.	Design and implement a strategy to respond to identified risks.

In situations where it was determined that a Conflict Mineral is necessary for the functionality or production of one of our products, we carried out a reasonable country of origin inquiry, including a documented due diligence process, as suggested by the OECD guidelines. This due diligence process includes:

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Utilizing the Conflict Minerals Reporting Template (CMRT) published by the Conflict Free Smelter Initiative (CFSI) survey for identified vendors to our Customer Communications segment, as necessary. Additionally, DST is implementing, as an addition to our existing Supplier Guidelines, a conflict minerals policy which encourages our suppliers to provide us with products that do not contain minerals that are sourced from mines that support militia activity, to notify us promptly if their products do contain such minerals, and to respond to our inquiries regarding conflict minerals and to make necessary inquiries of their own suppliers.

•	Conducting, as necessary, site visits and in-person interviews with select key vendors within our supply chain as part of our ongoing due diligence protocol.

•
When determined to be necessary, confirmation that the vendor utilizes a smelter in the Conflict-Free Smelter (“CFS”) program, if known, or that such minerals were derived from recycling or scrap sources.

Our continuous application of systems, procedures and strong governance processes is designed to ensure proper implementation of our Supplier Guidelines, which includes Conflict Minerals. These systems, procedures and processes may change from time to time as we strive to improve them.

4.	Carry out independent third-party audits.

We use resources from the Conflict-Free Sourcing Initiative (“CFSI”) and OECD to compile our conflict free smelter lists. By ensuring that a supplier is utilizing a CFS in its supply chain we may rely on the supplier’s audit. In addition, we will also utilize tools available through the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) which are sponsors of the Conflict-Free Sourcing Initiative (“CFSI”) supporting the sourcing of conflict-free minerals. The CFSI is a global leader for the responsible sourcing of minerals and provides information on conflict-free smelters and refiners, common tools to gather sourcing information, and forums for exchanging best practices on addressing Conflicts Minerals.

5.	Supply chain due diligence reporting.

A reporting system is being developed to identify risks and issues regarding our “Supplier Guidelines” policy, including conflict mineral-related risks or issues. Our Conflict Minerals Statement is within our Supplier Guidelines, which can be found at: http://www.dstsystems.com/wp-content/uploads/2016/05/LT-SupplierGuidelines.pdf.

6.	Results for the 2015 calendar year.

As of December 31, 2015, we have applied our due diligence process to a significant portion of our supply chain and our processes which may be considered to be the manufacture of products. For calendar year 2015, we identified DST products that contained, or may contain, Conflict Minerals and the vendors supplying such Conflict Minerals to our supply chain. Currently, we have not been alerted to the use of Conflict Minerals originating from the DRC region that would necessitate a determination of whether they were sourced from a legitimate, conflict-free mine.

7.	Steps we have taken or will take subsequent to December 31, 2015.

We will continue with our due diligence process as described above and continue to monitor and update our risk-based approach in future periods.
This Conflict Minerals Report was not subjected to an independent private sector audit as such an audit was not required by paragraph (c)(1)(iv) of the instructions to Item 1.01 of Form SD.

Inherent Limitations on Due Diligence Program
Our due diligence program can provide only reasonable, not absolute, assurance regarding the source and chain of custody of Conflict Minerals. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of Conflict Minerals. We also rely, to a large extent, on information collected and provided by third parties. Such sources of information may yield inaccurate or incomplete information.